Exhibit 99.1

Globus Maritime Agrees to Dispose of Subsidiary Company

On March 21, 2016, the Company entered into an agreement with Commerzbank to sell the shares of Kelty Marine Ltd. including its cargo claims to an unaffiliated third party and apply the total net proceeds from the sale of Kelty Marine Ltd. towards the respective loan facility, which, under financial conditions that the Company believes will occur, will result in the remaining principal amount of the loan being written off. Globus Shipmanagement Corp., the Company’s ship management subsidiary will continue to act as Kelty Marine Ltd.’s ship manager for the time being.